CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Three and Nine Months Ended September 30, 2021 and 2020
(in thousands of United States dollars)

(Unaudited)

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Financial Position
(unaudited - stated in thousands of United States Dollars)

As at	Note	September 30, 2021	December 31, 2020
Assets
Current assets
Cash & cash equivalents		$822,424	$847,638
Accounts receivable	9	30,631	18,674
Inventories	10	187,883	149,203
Prepaid expenses		19,996	16,667
Income tax receivable		32,704	4,488
		1,093,638	1,036,670
Non-current assets
Other long-term assets	11	85,702	115,887
Mining interests and plant and equipment	12	5,957,190	5,804,199
Intangible asset		73,556	89,697
Deferred tax assets		41,676	34,083
		$7,251,762	$7,080,536
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$233,782	$235,950
Dividends payable		49,443	50,268
Share based liabilities	13	13,667	25,745
Lease obligations		5,703	6,896
Income tax payable		22,666	141,513
Provisions	14	34,633	71,976
		359,894	532,348
Non-current liabilities
Share based liabilities	13	6,681	8,618
Lease obligations		17,081	19,275
Provisions	14	168,663	164,807
Deferred proceeds		77,575	77,575
Deferred tax liabilities		1,287,827	1,192,982
		$1,917,721	$1,995,605
Shareholders' equity
Share capital		3,195,869	3,289,497
Reserves		21,226	31,244
Accumulated other comprehensive income		(8,899)	235,709
Retained earnings		2,125,845	1,528,481
		5,334,041	5,084,931
		$7,251,762	$7,080,536

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income
For the three and nine months ended September 30, 2021 and September 30, 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts)

		Three months ended September 30		Nine months ended September 30
	Note	2021	2020	2021	2020
Revenue		$666,978	632,843	1,881,560	1,768,556
Production costs		(164,620)	(136,023)	(494,427)	(439,030)
Royalty expense		(22,457)	(21,481)	(63,220)	(61,988)
Depletion and depreciation	12	(108,956)	(86,707)	(324,404)	(262,132)
Earnings from mine operations		370,945	388,632	999,509	1,005,406
Expenses
General and administrative		(17,775)	(20,409)	(50,302)	(53,108)
Transaction costs	4	(989)	707	(989)	(33,131)
Exploration		(7,902)	(2,498)	(20,467)	(10,813)
Care and maintenance		(3,580)	(14,256)	(11,869)	(23,716)
Rehabilitation costs	14	(864)	(32,626)	(390)	(35,074)
Earnings from operations		339,835	319,550	915,492	849,564
Other income (loss), net	7	2,526	(23,453)	3,118	(31,412)
Finance items
Finance income	8	266	1,524	810	5,239
Finance costs	8	(1,142)	(2,305)	(2,826)	(8,268)
Earnings before income taxes		341,485	295,316	916,594	815,123
Current income tax expense		(68,437)	(66,097)	(156,687)	(195,247)
Deferred income tax expense		(18,102)	(27,197)	(99,601)	(64,744)
Net earnings		254,946	202,022	660,306	555,132
Other comprehensive income (loss)
Items that have been or may be subsequently reclassified to net earnings:
Exchange differences on translation of foreign operations		(27,060)	114,018	(51,140)	(3,125)
Items that will not be subsequently reclassified to net earnings:
Changes in fair value of investments in equity securities, net of $1,679 tax recovery	11	(6,960)	9,997	(27,809)	20,789
Total other comprehensive income (loss)		(34,020)	124,015	(78,949)	17,664
Comprehensive income		$220,926	$326,037	$581,357	$572,796

Basic earnings per share	15(c)	$0.96	$0.73	$2.48	$2.06
Diluted earnings per share	15(c)	$0.96	$0.73	$2.47	$2.05

Weighted average number of common shares outstanding (in 000's)
Basic	15(c)	265,268	275,280	266,477	269,941
Diluted	15(c)	265,375	275,471	267,294	270,146
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2021 and September 30, 2020
(unaudited - stated in thousands of United States Dollars)

		Three months ended September 30		Nine months ended September 30
	Note	2021	2020	2021	2020
Operating activities
Net earnings		$254,946	$202,022	$660,306	$555,132
Adjustments for the following items:
Depletion and depreciation		108,956	86,707	324,404	262,132
Share based payment expense	13	3,776	9,881	6,265	(17,197)
Redeemed share based units	13	—	—	(20,196)	—
Other loss (income), net		(5,437)	24,002	(10,412)	28,693
Finance items, net		876	781	2,016	674
Loss on derivatives		—	—	—	2,355
Income tax expense		86,539	93,294	256,288	259,991
Accretion on long-term debt		—	—	—	298
Rehabilitation costs		864	32,626	390	35,074
Cash reclamation expenditures		(13,057)	(2,899)	(30,471)	(4,405)
Change in non-cash operating working capital	16	(36,500)	29,871	(28,511)	17,729
Operating cash flows before interest and income taxes		400,963	476,285	1,160,079	1,140,476
Interest received		266	1,524	810	5,239
Income tax paid		(78,236)	(46,690)	(299,152)	(250,856)
Net cash provided by operating activities		322,993	431,119	861,737	894,859
Investing activities
Additions to mining interests	12	(80,568)	(46,475)	(237,711)	(175,698)
Additions to plant and equipment	12	(100,635)	(108,953)	(308,311)	(218,522)
Investments in public and private entities	11	—	(3,770)	(6,947)	(7,681)
Newmont option payment		—	75,000	—	75,000
Sale of investments	11	199	109,236	6,898	109,743
Other		78	37	181	677
Cash and cash equivalents acquired in Detour acquisition		—	—	—	173,916
Net cash used in investing activities		(180,926)	25,075	(545,890)	(42,565)
Financing activities
Net credit facility repayment		—	—	—	(98,643)
Unwinding of derivative liabilities		—	—	—	(30,259)
Proceeds from exercise of stock options	15(a)	27	1,104	848	3,333
Interest paid		(496)	(1,897)	(1,079)	(4,737)
Payment of lease obligations		(1,863)	(3,037)	(6,033)	(11,122)
Share repurchases	15(a)	(125,287)	(107,377)	(183,557)	(487,170)
Payment of dividends	15(a)	(50,022)	(34,488)	(150,363)	(81,715)
Net cash used in financing activities		(177,641)	(145,695)	(340,184)	(710,313)
Impact of foreign exchange on cash balances		(375)	640	(877)	(663)
Change in cash		(35,949)	311,139	(25,214)	141,318
Cash, beginning of period		858,373	537,385	847,638	707,206
Cash, end of period		$822,424	$848,524	$822,424	$848,524
Supplemental cash flow information – Note 16
The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
Condensed Consolidated Interim Statements of Changes in Equity
For the nine months ended September 30, 2021 and September 30, 2020
(unaudited - stated in thousands of United States Dollars, except share information)

		Share Capital		Reserves	Accumulated other comprehensive income (loss)		Retained earnings	Shareholders' equity
	Note	Shares (000s)	Amount	Share based payments and other reserves	Foreign currency translation	Investment revaluation
Balance at December 31, 2019		209,625	$886,309	$28,843	($60,234)	$74,805	$887,031	$1,816,754
Exercise of share options, including transfer from reserves	15(a)	173	3,875	(542)				3,333
Reclassification of foreign currency translation					(7,378)		7,378	—
Acquisition of Detour Gold Corporation	4	77,217	3,131,451	2,993				3,134,444
Foreign currency translation					4,253			4,253
Change in fair value of investments in equity securities, net of $3,566 tax expense						20,789		20,789
Dividends declared	15(a)						(103,365)	(103,365)
Share repurchases	15(a)	(13,198)	(487,170)					(487,170)
Net earnings							555,132	555,132
Balance at September 30, 2020		273,817	3,534,465	31,294	(63,359)	95,594	1,346,176	4,944,170
Balance at December 31, 2020		268,098	$3,289,497	$31,244	$176,126	$59,583	$1,528,481	$5,084,931
Effect of change in functional currency	5		88,868	(9,805)	(165,659)		86,596	—
Exercise of share options, including transfer from reserves	15(a)	65	1,061	(213)				848
Foreign currency translation					(51,140)			(51,140)
Change in fair value of investments in equity securities, net of $1,679 tax recovery						(27,809)		(27,809)
Dividends declared	15(a)						(149,538)	(149,538)
Share repurchases	15(a)	(4,466)	(183,557)					(183,557)
Net earnings							660,306	660,306
Balance at September 30, 2021		263,697	$3,195,869	$21,226	($40,673)	$31,774	$2,125,845	$5,334,041

The accompanying notes are an integral part of the condensed consolidated interim financial statements

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

1. DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Kirkland Lake Gold Ltd. (individually, or collectively with its subsidiaries, as applicable, (the "Company"), is a publicly listed entity incorporated in the province of Ontario, Canada. The Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange ("NYSE") under the symbol "KL" and the Australian Securities Exchange ("ASX") under the symbol “KLA”. The Company’s head office, principal address and records office are located at 200 Bay Street, Suite 2800, Toronto, Ontario, Canada, M5J 2J1.

The Company is a growing gold producer with three wholly-owned operating mines, four wholly-owned mines currently on care and maintenance and exploration properties in Canada and Australia.

2. BASIS OF PREPARATION

(a)Statement of Compliance

These condensed consolidated interim financial statements (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard 34 ("IAS 34"), Interim Financial Reporting and follow the same accounting policies and methods of application as the annual consolidated financial statements of the Company for the year ended December 31, 2020, except as noted in note 3 below under adoption of new accounting standards and in note 5 in connection with the change in functional currency of the Company and its Canadian subsidiaries from the Canadian dollar to the United States dollar. The Interim Financial Statements do not contain all disclosures required by International Financial Reporting Standards ("IFRS") and accordingly should be read in conjunction with the 2020 annual consolidated financial statements and the notes thereto. The Interim Financial Statements were approved by the Company’s Board of Directors on November 3, 2021.

The Interim Financial Statements have been prepared on a historical cost basis except for financial instruments which are recorded at fair value, as set out in the accounting policies in note 3 of the 2020 annual consolidated financial statements.

(b)Use of estimates and judgments

The preparation of financial statements in compliance with IAS 34 requires management to make certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Company’s accounting policies. The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated financial statements as at and for the year ended December 31, 2020.

3. ADOPTION OF NEW ACCOUNTING STANDARDS

(a)New accounting standards and amendments effective in the period

IAS 16, Property, Plant and Equipment

The International Accounting Standards Board ("IASB") issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment is applicable to the accounting for the Company’s near surface project and as such, the Company has early adopted the amendment to IAS 16 effective January 1, 2021 and will recognize any sales proceeds and related costs of producing and selling the incidental ounces in profit or loss. There is no impact to the 2020 comparative period as a result of early adopting the amendment.

(b)Standards and amendments issued but not yet effective or adopted

IAS 12, Income Taxes

The IASB issued an amendment to IAS 12, Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. Instead, a deferred tax asset and a deferred tax liability will need to be recognized for temporary differences arising on initial recognition of certain transactions, such as leases and decommissioning provisions. The amendment is effective for annual reporting periods beginning on or after January 1, 2023, with earlier application permitted. An assessment will be performed prior to the effective date to determine the impact to the Company's financial statements.

IAS 1, Presentation of Financial Statements

The IASB issued an amendment to IAS 1, Presentation of Financial Statements to clarify one of the requirements under the standard for classifying a liability as non-current in nature, specifically the requirement for an entity to have the right to defer settlement of the liability for at least 12 months after the reporting period. The amendment includes: (i) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (ii) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (iii) clarifying how lending conditions affect classification; and (iv) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments. An assessment will be performed prior to the effective date of January 1, 2023 to determine the impact to the Company's financial statements.

4. ACQUISITION OF DETOUR

On November 25, 2019, the Company entered into an Arrangement Agreement to acquire all of the issued and outstanding common shares of Detour, with Detour shareholders receiving 0.4343 of a Kirkland Lake common share for every one Detour share ("Exchange Ratio"). Upon closing of the transaction on January 31, 2020, the Company issued 77,217,129 Kirkland Lake common shares to the former shareholders of Detour. Furthermore, all outstanding stock options of Detour that were not exercised prior to the acquisition date, have been exchanged under the agreement at the Exchange Ratio, resulting in the issuance of 190,069 replacement options.

The Company determined that the transaction represented a business combination under IFRS 3 Business Combinations ("IFRS 3"), with Kirkland Lake identified as the acquirer and as such, the transaction was accounted for using the acquisition method of accounting in accordance with IFRS 3. The total purchase price consideration of the acquisition was $3,134,444. The purchase price was allocated to the assets acquired and liabilities assumed as disclosed in note 6 of the Company’s 2020 annual consolidated financial statements. Acquisition related costs of $33,131 were recorded in the Company's condensed consolidated interim statements of operations and comprehensive income for the nine-month period ended September 30, 2020. These interim financial statements include the results of Detour from January 31, 2020, which is the date of acquisition.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

5. CHANGE IN FUNCTIONAL CURRENCY

The functional currency for each entity consolidated within the Company's financial statements is determined by the currency of the primary economic environment in which it operates (the “functional currency”). The functional currency for the Company and its Canadian subsidiaries up until December 31, 2020 was the Canadian dollar; the functional currency for all Australian subsidiaries is the Australian dollar. The consolidated financial statements are presented in United States dollars which is the presentation currency for the Company. The Company elected to change the tax reporting currency of its Canadian subsidiaries from the Canadian to the United States dollar effective January 1, 2021. This change in tax reporting currency resulted in a re-assessment of the primary and secondary factors under International Accounting Standards 21 ("IAS 21") "The Effects of Changes in Foreign Exchange Rates" and led to the conclusion that the functional currency of the Canadian entities is the United States dollar. Effective December 31, 2020, the functional currency of the Company's Canadian entities changed from the Canadian dollar to the United States dollar, with the change applied on a prospective basis.

In making this change in functional currency to the United States dollar, the Company followed the guidance in IAS 21, with the December 31, 2020 statement of financial position translated at the December 31, 2020 exchange rate of $1.0000 Canadian Dollar = $0.7855 US Dollar. The impact of this change on the closing balances of the Company’s equity accounts is reflected as an Effect of Change in Functional Currency within the interim statement of changes in equity for the period ending September 30, 2021.

6. EMPLOYEE BENEFITS EXPENSE

The following employee benefits expenses are included in production costs, general and administrative costs, and care and maintenance costs for the three and nine months ended September 30, 2021 and 2020:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Salaries, short-term incentives and other benefits	$80,243	$74,739	$257,889	$227,986
Share based payment expense	3,776	9,881	6,265	14,710
Total employee benefits expense	$84,019	$84,620	$264,154	$242,696

7. OTHER INCOME (LOSS), NET

Other loss, net for the three and nine months ended September 30, 2021 and 2020 includes the following:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Loss on disposal of plant and equipment	($1,294)	($174)	($9,124)	($2,060)
Change in fair value of warrant liability	761	(235)	4,029	(1,580)
Foreign exchange gain (loss), net	5,972	(23,592)	14,191	(23,474)
Other income (loss), net	(2,913)	548	(5,978)	(4,298)
Other income (loss), net	$2,526	($23,453)	$3,118	($31,412)

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

8. FINANCE ITEMS

Finance income and expense for the three and nine months ended September 30, 2021 and 2020 includes the following:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Interest income on bank deposits	$266	$1,524	$810	$5,239
Finance income	$266	$1,524	$810	$5,239

Interest on finance leases and other loans	$496	$1,896	$1,079	$4,737
Finance fees and bank charges	56	53	105	189
Unwinding of discount on rehabilitation provision	590	356	1,642	987
Unrealized/realized loss on derivative contracts	—	—	—	2,355
Finance expense	$1,142	$2,305	$2,826	$8,268

9. ACCOUNTS RECEIVABLE

As at	September 30, 2021	December 31, 2020
Trade receivables	$138	$85
Sales tax and other statutory receivables	27,109	16,284
Other receivables	3,384	2,305
	$30,631	$18,674

There are no expected credit losses and none of the amounts included in receivables at September 30, 2021 are past due.

Trade receivables represent the value of gold doré sold as at period end for which the funds are not yet received. There were no recorded allowances for credit losses during the three and nine months ended September 30, 2021 and 2020. In determining the recoverability of other receivables, the Company considers any change in the credit quality of the counterparty, with the concentration of the credit risk limited due to the nature of the counterparties involved.

10. INVENTORIES

As at	September 30, 2021	December 31, 2020
Gold doré	$3,865	$4,984
Gold in circuit	41,364	27,696
Ore stockpiles	57,280	34,955
Supplies and consumables	85,374	81,568
	$187,883	$149,203

The cost of gold doré, gold in circuit, ore stockpiles (“metal inventory”), and supplies and consumables recognized as an expense and included in operating costs in the three and nine months ended September 30, 2021 are $167,329 and $496,579, respectively (three and nine months ended September 30, 2020 - $135,542 and $438,916). During the three and nine months ended September 30, 2021, there were write downs of metals inventory to net realizable value of $nil and $3,204, respectively (three and nine months ended September 30, 2020 - $nil and $2,797).

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

11. OTHER LONG-TERM ASSETS

As at	September 30, 2021	December 31, 2020
Investments in equity securities	$70,500	$99,048
Warrant investment	48	367
Deposits and other	4,051	4,184
Other long-term assets	11,103	12,288
	$85,702	$115,887

Other long-term assets include long-term stockpiles expected to be processed beyond the next 12 months and long-term supplies and consumables expected to be used beyond the next 12 months.

Investments in equity securities

Changes in the investments in equity securities for the nine months ended September 30, 2021 and year ended December 31, 2020 are as follows:

As at	September 30, 2021	December 31, 2020
Balance at beginning of year	$99,048	$253,540
Acquisition of investments	6,947	26,803
Disposition of investments	(6,898)	(174,334)
Losses recorded in OCI	(29,056)	(11,735)
Foreign currency translation	459	4,774
Available for sale investments, end of period	$70,500	$99,048

The fair value of the investments in equity securities held as at September 30, 2021 and December 31, 2020 are as follows:

Investments in equity securities	Shares held at September 30, 2021	Fair value as at December 31, 2020	Purchase/ (sales)	Gains (losses) recorded in OCI	Foreign currency translation	Fair value as at September 30, 2021
Novo Resources Corp.	7,962,668	$17,247	($2,800)	($3,789)	$270	$10,928
Wallbridge Mining Company Ltd.	80,194,477	47,860	896	(15,596)	365	33,525
Other	—	33,941	1,953	(9,671)	(176)	26,047
Total		$99,048	$49	($29,056)	$459	$70,500

Investments in equity securities	Shares held at December 31, 2020	Fair value as at December 31, 2019	Purchase/ (sales)	Gains (losses) recorded in OCI	Foreign currency translation	Fair value as at December 31, 2020
Osisko Mining Inc.	—	$101,757	($107,664)	$7,199	($1,292)	$—
Novo Resources Corp.	9,225,168	87,520	(38,862)	(32,688)	1,277	17,247
Wallbridge Mining Company Ltd.	78,109,200	39,943	17,643	(12,064)	2,338	47,860
Other	—	24,320	(18,648)	25,818	2,451	33,941
Total		$253,540	($147,531)	($11,735)	$4,774	$99,048

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

12. MINING INTERESTS AND PLANT AND EQUIPMENT

	Depletable	Non-depletable	Total mining interest	Property, plant and equipment	Capital work-in-progress	Total[1]
Cost
At January 1, 2021	$3,632,320	$502,631	$4,134,951	$2,329,836	$305,895	$6,770,682
Additions and transfers	268,930	(55,840)	213,090	134,329	227,314	574,733
Change in environmental closure assets	(5,761)	—	(5,761)	—	—	(5,761)
Disposals	(547)	—	(547)	(66,121)	(982)	(67,650)
Foreign currency translation in OCI	(47,434)	(9,238)	(56,672)	(20,376)	(2,274)	(79,322)
Cost at September 30, 2021	$3,847,508	$437,553	$4,285,061	$2,377,668	$529,953	$7,192,682
Accumulated depreciation and depletion
At January 1, 2021	$598,983	$—	$598,983	$367,500	$—	$966,483
Depreciation	—	—	—	193,188	—	193,188
Depletion	160,338	—	160,338	—	—	160,338
Disposals	(141)	—	(141)	(56,125)	—	(56,266)
Foreign currency translation in OCI	(20,521)	—	(20,521)	(7,730)	—	(28,251)
Accumulated depreciation and depletion at September 30, 2021	$738,659	$—	$738,659	$496,833	$—	$1,235,492
Carrying value at September 30, 2021	$3,108,849	$437,553	$3,546,402	$1,880,835	$529,953	$5,957,190
1Includes $173.0 million and $239.8 million in carrying amounts at September 30, 2021 related to Holt Complex and Northern Territory, respectively

Year ended December 31, 2020	Depletable	Non-depletable	Total mining interest	Property, plant and equipment	Capital work-in-progress	Total[2]
Cost
At January 1, 2020	$1,161,979	$160,376	$1,322,355	$499,528	$212,629	$2,034,512
Acquisition of Detour Gold Corporation[1]	2,026,183	336,756	$2,362,939	1,342,054	120,371	$3,825,364
Additions and transfers	285,555	(19,571)	$265,984	436,469	(41,510)	$660,943
Change in environmental closure assets	6,667	—	$6,667	—	—	$6,667
Disposals	(437)	—	($437)	(61,047)	(683)	($62,167)
Foreign currency translation in OCI	152,373	25,070	$177,443	112,832	15,088	$305,363
Cost at December 31, 2020	$3,632,320	$502,631	$4,134,951	$2,329,836	$305,895	$6,770,682
Accumulated depreciation and depletion
At January 1, 2020	$376,197	$—	$376,197	$161,389	$—	$537,586
Depreciation	—	—	$—	238,415	—	$238,415
Depletion	188,613	—	$188,613	—	—	$188,613
Disposals	(303)	—	($303)	(51,441)	—	($51,744)
Foreign currency translation in OCI	34,476	—	$34,476	19,137	—	$53,613
Accumulated depreciation and depletion at December 31, 2020	$598,983	$—	$598,983	$367,500	$—	$966,483
Carrying value at December 31, 2020	$3,033,337	$502,631	$3,535,968	$1,962,336	$305,895	$5,804,199
1Includes $16.2 million of ROU assets that were acquired with Detour Gold Corporation.
2Includes $180.8 and $261.2 in carrying amounts at December 31, 2020 related to Holt Complex and Northern Territory, respectively.

Mining Interests

Non-depletable mining interests at September 30, 2021 of $437,553 (December 31, 2020 - $502,631) includes $293,650 (December 31, 2020 - $336,756) for the acquired mineral resources around the Detour Lake mine, and $142,733 (December 31, 2020 - $152,519) for the carrying amount of various acquired exploration properties in the Northern Territory.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

13. SHARE BASED PAYMENT LIABILITIES
(i)Long-term incentive plan ("LTIP")
The Company has an LTIP that provides for restricted share units ("RSUs") and performance share units ("PSUs"), collectively (“Share Units”) that may be granted to employees, officers and eligible contractors of the Company and its affiliates. A director of the Company is not eligible to participate in the LTIP unless he or she is also an employee of the Company. At the discretion of the Company's Board of Directors, the Company can issue common shares or cash or any combination thereof in satisfaction of the Company’s obligations under Share Units held by participants.

The value of an RSU and PSU at the grant date is equal to the market price of a common share of the Company on that date. Unless otherwise determined by the Compensation Committee, no RSU or PSU shall vest later than three years after the date of grant.
Movements in the number of the PSUs and RSUs for the nine months ended September 30, 2021 and 2020 are as follows:

	Nine months ended September 30, 2021		Nine months ended September 30, 2020
	PSUs	RSUs	PSUs	RSUs
Balance, beginning of year	372,640	386,767	511,768	540,828
Granted	193,403	193,775	104,861	106,985
Cancelled	(57,624)	(59,044)	(14,233)	(14,234)
Redeemed	(168,711)	(169,061)	(225,411)	(242,468)
Balance, end of period	339,708	352,437	376,985	391,111
(ii)Deferred share unit plan ("DSU Plan")
The Company has a DSU Plan for non-executive directors of the Company, which provides a cash payment, common shares, or a combination thereof on the date when a director ceases to be a director.
Changes in the number of deferred share units ("DSUs") outstanding during the nine months ended September 30, 2021 and year ended December 31, 2020 are as follows:

	Nine months ended September 30, 2021	Year ended December 31, 2020
	DSUs	DSUs
Balance at beginning of year	120,886	155,377
Granted	17,151	19,760
Redeemed	—	(54,251)
Balance at end of period	138,037	120,886

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Changes in the share based payment liabilities during the nine months ended September 30, 2021 and year ended December 31, 2020 are as follows:

	Nine months ended September 30, 2021	Year ended December 31, 2020
Opening liability	$34,363	$55,257
Share based payment expense	6,265	10,457
Redeemed RSUs, PSUs, DSUs (cash payments)	(20,196)	(31,907)
Foreign currency translation	(84)	556
Total share based payment liability	$20,348	$34,363
Current portion of share based payment liability	$13,667	$25,745
Long term share based payment liability	$6,681	$8,618
Share based payment expense

The cost of share based payments is allocated to production costs (granted to employees involved in the commercial operations at the mines and mill), general and administrative costs (options granted to directors and corporate employees) and care and maintenance. The allocation of share based payment expense on the condensed consolidated interim statement of operations and comprehensive income for the three and nine months ended September 30, 2021 and 2020 is as follows:

	For the three months ended		For the nine months ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
General and administrative	$3,461	$9,223	$5,634	$14,419
Production costs	275	412	832	45
Care and maintenance	40	246	(201)	246
Total share based payment expense	$3,776	$9,881	$6,265	$14,710

14. PROVISIONS

As at	September 30, 2021	December 31, 2020
Environmental rehabilitation provision	$195,686	$229,125
Long service leave	7,610	7,658
Total provisions	203,296	236,783
Current provisions	34,633	71,976
Long-term balance	$168,663	$164,807

Environmental rehabilitation provision

The Company provides for the estimated future cost of rehabilitating mine sites and related production facilities on a discounted basis, if the impact of discounting is material, as such activity that creates the rehabilitation obligation occurs. The rehabilitation provision represents the present value of estimated future rehabilitation costs. These provisions are based on the Company’s estimates, with consideration of closure plans and rehabilitation requirements established by relevant regulatory bodies.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

15. SHAREHOLDERS' EQUITY

The Company is authorized to issue an unlimited number of common shares without par value.

(a)SHARE CAPITAL

As at September 30, 2021, the Company had 263,696,770 common shares outstanding (December 31, 2020 - 268,097,877).

Share capital issuances

–During the three and nine months ended September 30, 2021, the Company issued 5,996 and 65,093 common shares upon the exercise of 5,996 and 65,093 stock options for $45 and $1,061 (three months and nine ended September 30, 2020 - the Company issued an aggregate of 52,475 and 172,537 common shares upon the exercise of 52,475 and 172,537 stock options for $1,314 and $3,875).
–Upon closing of the Detour acquisition on January 31, 2020, the Company issued 77,217,129 common shares to the former shareholders of Detour with a fair value of $3,131,451. Furthermore, all outstanding stock options of Detour that were not exercised prior to the acquisition date have been exchanged under the agreement at the Exchange Ratio.

Repurchases

2021
–For the three months ended September 30, 2021, the Company purchased 3,092,100 shares for $125,287 (C$157,845) pursuant to the Automatic Share Purchase Plan ("ASPP").
–For the three months ended June 30, 2021, the Company purchased 300,000 shares for $11,952 (C$14,680) pursuant to the ASPP.
–For the three months ended March 31, 2021, the Company purchased 1,074,100 shares for $46,318 (C$58,790) pursuant to the Normal Course Issuer Bid ("NCIB").
–All of the shares acquired have been legally canceled as of September 30, 2021.

2020
–For the three months ended September 30, 2020, the Company purchased 2,139,300 shares for $107,377 (C$143,029) pursuant to the NCIB.
–For the three months ended June 30, 2020, the Company purchased 1,345,600 shares for $49,944 (C$69,178) pursuant to the NCIB.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

–For the three months ended March 31, 2020, the Company purchased 9,713,500 shares for $329,849 (C$443,064) pursuant to the NCIB.
–All of the shares acquired have been legally canceled as of September 30, 2020.

Dividends

Nine months ended September 30, 2021

Dividend declaration date	Dividend paid date	Per share	Paid USD	Reduction in retained earnings
December 16, 2020	January 14, 2021	$0.1875	$50,268	$—
March 18, 2021	April 14, 2021	$0.1875	$50,073	$50,073
June 17, 2021	July 14, 2021	$0.1875	$50,022	$50,022
September, 16, 2021	October, 13, 2021	$0.1875	$—	$49,443
Total			$150,363	$149,538

Nine months ended September 30, 2020

Dividend declaration date	Dividend paid date	Per share	Paid USD	Reduction in retained earnings
December 16, 2019	January 13, 2020	$0.06	$12,577	$—
March 18, 2020	April 13, 2020	$0.125	$34,650	$34,650
June 17, 2020	July 13, 2020	$0.125	$34,488	$34,488
September 18, 2020	October 14, 2020	$0.125	$—	$34,227
Total			$81,715	$103,365

(b)RESERVES

(i)Share based payment compensation plans

In addition to the RSU, PSU, and DSU liabilities disclosed in note 13, the Company has the following outstanding equity based awards:

Stock options

During the three and nine months ended September 30, 2021 and 2020, the Company did not grant any stock options other than replacement options issued relating to the Detour acquisition in the three months ended March 31, 2020.

Changes in stock options during the nine months ended September 30, 2021 and 2020 were as follows:

	Nine months ended September 30, 2021		Nine months ended September 30, 2020
	Number of options	Weighted average exercise price (C$)	Number of options	Weighted average exercise price (C$)
Balance, beginning of year	218,237	$12.64	218,489	$4.44
Replacement options from Detour acquisition	—	—	190,069	35.07
Exercised	(65,093)	16.56	(172,537)	26.13
Expired and cancelled	(37,141)	33.46	(8,153)	5.61
Stock options outstanding, end of period	116,003	$3.77	227,868	$13.52
Stock options exercisable, end of period	116,003	$3.77	227,868	$13.52

Options are valued using the Black-Scholes option pricing model. Where relevant, the expected life used in the model has been adjusted based on management’s best estimate of the effects of non-transferability, exercise

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

restrictions and behavioral considerations. Expected volatility is based on the historical share price volatility of the Company.

Replacement options from the Detour acquisition were valued at the date of acquisition using the Black-Scholes option pricing model with the following weighted average assumptions:

Weighted average exercise price per share	C$35.07
Risk-free interest rate	1.83%
Expected volatility	36.64%
Expected life	0.91
Weighted average per share grant date fair value	C$34.48

Stock Options Exercised

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc., St. Andrews Goldfields Ltd. and Detour Gold Corporation that were exercised during the three and nine months ended September 30, 2021:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$2.85 - $35.55	31,825	January 1, 2021 - March 31, 2021	$49.73
$3.42 - $6.82	27,272	April 1, 2021 - June 30, 2021	$44.11
$3.42 - $6.82	5,996	July 1, 2021 - September 30, 2021	$50.48
	65,093		$47.44

The following table outlines share options granted under the former stock option plans of Kirkland Lake Gold Inc., St. Andrews Goldfields Ltd. and Detour Gold Corporation that were exercised during the three and nine months ended September 30, 2020:

Grant price (C$)	Number of options exercised	Exercise dates	Weighted average closing share price at exercise date (C$)
$5.61 - $35.55	72,149	January 1, 2020 - March 31, 2020	$45.32
$3.42 - $38.78	47,913	April 1, 2020 - June 30, 2020	$56.32
$3.42 - $60.47	52,475	July 1, 2020 - September 30, 2020	$71.89
	172,537		$56.46

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

(c)BASIC AND DILUTED INCOME PER SHARE

Basic and diluted income per share for the three and nine months ended September 30, 2021 and 2020 is calculated as shown in the table below. The diluted income per share for the three and nine months ended September 30, 2021 and 2020 includes the impact of certain outstanding options, PSUs and RSUs.

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Net earnings	$254,946	$202,022	$660,306	$555,132
Weighted average basic number of common shares outstanding (in '000s)	265,268	275,280	266,477	269,941
Basic earnings per share	$0.96	$0.73	$2.48	$2.06

Net earnings	$254,946	$202,022	$660,306	$555,132
Cash settling LTIP adjustment	—	—	(909)	—
Net earnings for diluted earnings	$254,946	$202,022	$659,397	$555,132
Weighted average diluted number of common shares outstanding (in '000s)	265,375	275,471	267,294	270,146
Diluted earnings per share	$0.96	$0.73	$2.47	$2.05

Weighted average diluted number of common shares for the three and nine months ended September 30, 2021 and 2020 is calculated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Weighted average basic number of common shares outstanding (in '000s)	265,268	275,280	266,477	269,941
In the money shares - share options (in '000s)	107	191	125	205
Dilutive RSUs and PSUs (in '000s)	—	—	692	—
Weighted average diluted number of common shares outstanding (in '000s)	265,375	275,471	267,294	270,146

The following items were excluded from the computation of diluted weighted average shares outstanding for the three and nine months ended September 30, 2021 and 2020 because their effect would have been anti-dilutive:

	Three months ended September 30,		Nine months ended September 30,
	2021	2020	2021	2020
Anti-dilutive RSUs and PSUs (in '000s)	692	768	—	768

16. SUPPLEMENTAL CASH FLOW INFORMATION

As at September 30, 2021, the Company’s cash balance of $822,424 (December 31, 2020 – $847,638) was held at major Canadian and Australian banks in deposit accounts. Cash held in Australian entities comprised of $246,941 (as at December 31, 2020 - $808,575) denominated in US dollars, which was exposed to movements in foreign exchange rates. As at September 30, 2021, the impact of a 10% strengthening or weakening in foreign exchange rates would have resulted in a decrease or increase of $17,283 in net earnings, respectively.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

Supplemental information to the statements of cash flows is as follows:

	Three months ended September 30		Nine months ended September 30
	2021	2020	2021	2020
Change in non-cash working capital
Decrease (increase) in accounts receivable	($3,818)	($5,403)	($11,804)	$6,519
Decrease (increase) in inventories	(3,090)	(6,021)	9,133	81,483
Decrease (increase) in prepaid expenses and other current assets	(3,554)	(2,604)	(3,260)	6,728
(Decrease) increase in accounts payable and accrued liabilities	(26,038)	43,899	(22,580)	(77,001)
	($36,500)	$29,871	($28,511)	$17,729

Investing and financing non-cash transactions
Property, plant and equipment acquired through finance leases	$15,332	$—	$2,186	$5,792

17. OPERATING SEGMENTS

The reportable operating segments are those operations for which operating results are reviewed by the President and Chief Executive Officer who is the chief operating decision maker regarding decisions about resources to be allocated to the segment and to assess performance provided those operations pass certain quantitative thresholds. Operations with revenues, earnings or losses or assets that exceed 10% of the total consolidated revenue, earnings or losses or assets are reportable segments.

Each of the Company's reportable operating segments generally consists of an individual mining property managed by a single general manager and operations management team.

The Company’s operating segments reflect these multiple mining interests and are reported in a manner consistent with internal reporting used to assess the performance of each segment and make decisions about resources to be allocated to the segments.

The information reported below as at and for the three and nine months ended September 30, 2021 and 2020 is based on the information provided to the President and Chief Executive Officer.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

For the three months ended September 30, 2021
	Macassa	Detour	Fosterville	Non-core[3]	Corporate and other	Total
Revenue	$81,238	$322,614	$263,126	$—	$—	$666,978
Production costs	(30,153)	(109,489)	(24,978)	—	—	(164,620)
Royalty expense	(2,644)	(7,300)	(12,513)	—	—	(22,457)
Depletion and depreciation	(11,462)	(67,826)	(29,261)	—	(407)	(108,956)
Earnings from mine operations	36,979	137,999	196,374	—	(407)	370,945
Expenses
General and administrative	—	—	—	—	(17,775)	(17,775)
Transaction costs	—	—	—	—	(989)	(989)
Exploration	(987)	(49)	(5,105)	(1,538)	(223)	(7,902)
Care and maintenance	—	—	—	(3,580)	—	(3,580)
Rehabilitation costs	(11)	—	—	(853)	—	(864)
Earnings (loss) from operations	35,981	137,950	191,269	(5,971)	(19,394)	339,835
Other income (loss), net[1]	—	—	—	—	—	2,526
Finance items
Finance income[1]	—	—	—	—	—	266
Finance costs[1]	—	—	—	—	—	(1,142)
Earnings before income taxes						$341,485

Expenditures on:
Mining interest	$35,782	$37,956	$24,168	$—	$—	$97,906
Plant and equipment	8,647	84,630	8,398	—	—	101,675
Total capital expenditures[2]	$44,429	$122,586	$32,566	$—	$—	$199,581

Total assets	$903,294	$4,701,549	$559,876	$439,220	$647,823	$7,251,762
Total liabilities	$202,773	$1,242,873	$188,123	$196,063	$87,889	$1,917,721
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.
3 Includes Holt Complex and Northern Territory.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

For the nine months ended September 30, 2021
	Macassa	Detour	Fosterville	Non-core[3]	Corporate and other	Total
Revenue	$271,015	$877,277	$733,268	$—	$—	$1,881,560
Production costs	(99,246)	(320,386)	(74,795)	—	—	(494,427)
Royalty expense	(8,229)	(19,998)	(34,993)	—	—	(63,220)
Depletion and depreciation	(36,070)	(202,580)	(84,614)	—	(1,140)	(324,404)
Earnings from mine operations	127,470	334,313	538,866	—	(1,140)	999,509
Expenses
General and administrative	—	—	—	—	(50,302)	(50,302)
Transaction costs	—	—	—	—	(989)	(989)
Exploration	(2,972)	(153)	(12,332)	(4,305)	(705)	(20,467)
Care and maintenance	—	—	—	(11,869)	—	(11,869)
Rehabilitation costs	(11)	—	—	(379)	—	(390)
Earnings (loss) from operations	124,487	334,160	526,534	(16,553)	(53,136)	915,492
Other income (loss), net[1]	—	—	—	—	—	3,118
Finance items
Finance income[1]	—	—	—	—	—	810
Finance costs[1]	—	—	—	—	—	(2,826)
Earnings before income taxes						$916,594

Expenditures on:
Mining interest	$98,117	$121,753	$79,404	$—	$—	$299,274
Plant and equipment	35,687	207,158	30,759	1,397	458	275,459
Total capital expenditures[2]	$133,804	$328,911	$110,163	$1,397	$458	$574,733

Total assets	$903,294	$4,701,549	$559,876	$439,220	$647,823	$7,251,762
Total liabilities	$202,773	$1,242,873	$188,123	$196,063	$87,889	$1,917,721
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.
3 Includes Holt Complex and Northern Territory.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

For the three months ended September 30, 2020
	Macassa	Holt Complex	Detour	Fosterville	Non-core	Corporate	Total
Revenue	$75,097	$—	$262,542	$295,204	$—	$—	$632,843
Production costs	(26,000)	—	(87,354)	(22,669)	—	—	(136,023)
Royalty expense	(2,520)	—	(5,218)	(13,743)	—	—	(21,481)
Depletion and depreciation	(11,778)	—	(46,359)	(28,570)	—	—	(86,707)
Earnings (loss) from mine operations	34,799	—	123,611	230,222	—	—	388,632
Expenses
General and administrative	—	—	—	—	—	(20,409)	(20,409)
Transaction costs	—	—	—	—	—	707	707
Exploration	(272)	(164)	(91)	(1,270)	(701)	—	(2,498)
Care and maintenance	—	(10,931)	—	—	(3,325)	—	(14,256)
Rehabilitation costs	—	—	—	—	(32,626)	—	(32,626)
Earnings (loss) from operations	34,527	(11,095)	123,520	228,952	(36,652)	(19,702)	319,550
Other income (loss), net[1]	—	—	—	—	—	—	(23,453)
Finance items							—
Finance income	—	—	—	—	—	—	1,524
Finance costs	—	—	—	—	—	—	(2,305)
Earnings before income taxes							295,316

Expenditures on:
Mining interest	$18,558	$—	$82,922	$11,123	$23	$—	$112,626
Property, plant and equipment	19,409	1,104	23,316	26,509	5,084	32	75,454
Total capital expenditures[2]	$37,967	$1,104	$106,238	$37,632	$5,107	$32	$188,080

Total assets	$708,477	$263,838	$4,409,173	$539,030	$254,216	$663,998	$6,838,732
Total liabilities	$165,654	$115,151	$1,129,236	$177,173	$78,878	$228,470	$1,894,562
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

For the nine months ended September 30, 2020
	Macassa Mine	Holt Complex	Detour	Fosterville	Non-core	Corporate	Total
Revenue	$231,161	$52,007	$674,903	$810,485	$—	$—	$1,768,556
Production costs	(80,156)	(36,054)	(260,923)	(61,897)	—	—	(439,030)
Royalty expense	(7,222)	(3,807)	(12,824)	(38,135)	—	—	(61,988)
Depletion and depreciation	(40,875)	(10,179)	(140,205)	(70,873)	—	—	(262,132)
Earnings (loss) from mine operations	102,908	1,967	260,951	639,580	—	—	1,005,406
Expenses
General and administrative	—	—	—	—	—	(53,108)	(53,108)
Transaction costs	—	—	—	—	—	(33,131)	(33,131)
Exploration	(1,182)	(568)	(1,949)	(4,757)	(2,357)	—	(10,813)
Care and maintenance	—	(13,761)	—	—	(9,955)	—	(23,716)
Rehabilitation costs					(35,074)		(35,074)
Earnings (loss) from operations	101,726	(12,362)	259,002	634,823	(47,386)	(86,239)	849,564
Other income (loss), net[1]	—	—	—	—	—	—	(31,412)
Finance items
Finance income	—	—	—	—	—	—	5,239
Finance costs	—	—	—	—	—	—	(8,268)
Earnings before income taxes							$815,123

Expenditures on:
Mining interest	$61,074	$8,024	$183,743	$33,544	$10,409	$—	$296,794
Property, plant and equipment	39,012	2,849	43,673	65,858	11,815	6,383	169,590
Total capital expenditures[2]	$100,086	$10,873	$227,416	$99,402	$22,224	$6,383	$466,384

Total assets	$708,477	$263,838	$4,409,173	$539,030	$254,216	$663,998	$6,838,732
Total liabilities	$165,654	$115,151	$1,129,236	$177,173	$78,878	$228,470	$1,894,562
1 Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
2 Segment capital expenditures are presented on an accrual basis.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The following table shows non-current assets by geographic region:

Non-current assets
As at	September 30, 2021	December 31, 2020
Geographic information
Australia	$775,293	$821,777
Canada	5,382,831	5,222,089
Total	$6,158,124	$6,043,866
The following table summarizes sales to individual customers exceeding 10% of annual metal sales for the following periods:

Metal sales	For the three months ended September 30,		For the nine months ended September 30,
	2021	2020	2021	2020
Customer
1 - Australia	$262,871	$295,131	$725,899	$808,273
2 - Canada	261,978	87,379	718,697	289,353
3 - Canada	68,452	76,503	215,591	226,919
4 - Canada	—	75,411	—	—
5 - Canada	—	68,961	—	—
Total	$593,301	$603,385	$1,660,187	$1,324,545
% of total sales	89%	95%	88%	75%
The Company is not economically dependent on a limited number of customers for the sale of its product because gold doré can be sold through numerous commodity market traders worldwide. The hierarchy of customers differ in the three and nine months ended September 30, 2021 and 2020.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

18. FINANCIAL INSTRUMENTS

Carrying values of financial instruments

The carrying values of the financial assets and liabilities at September 30, 2021 and December 31, 2020 are as follows:

As at	September 30, 2021	December 31, 2020
Financial Assets
At fair value through profit or loss
Warrant investments (note 11)	$48	$367
Note receivable	3,944	3,928
	$3,992	$4,295
Loans and receivables, measured at amortized cost
Cash	$822,424	$847,638
Accounts receivable (not including sales taxes)	3,522	2,390
	$825,946	$850,028
Investments in equity securities, measured at fair value through Other Comprehensive Income
Investments in equity securities (note 11)	$70,500	$99,048

Financial Liabilities
At fair value through profit or loss
Share based payment liabilities (note 13)	$20,348	$34,363
Warrant liability	44	4,254
Other financial liabilities, measured at amortized cost
Accounts payable and accrued liabilities	$233,738	$231,696
Dividend payable	49,443	50,268
Leases	22,784	26,171
	$326,357	$346,752

Fair values of financial instruments

The fair values of cash, accounts receivable, note receivable, leases, restricted cash, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

The fair value hierarchy of financial instruments measured at fair value on the consolidated statement of financial position is as follows:

As at	September 30, 2021	December 31, 2020
Level 1
Investments in equity securities - publicly traded	$64,125	$94,262
Share based payment liabilities (note 13)	$20,348	$34,363

Level 2
Warrant investments (note 11)	$48	$367
Warrant liability	$44	$4,254

Level 3
Investments in equity securities - privately held	$6,375	$4,786

The valuation techniques that are used to measure fair value are as follows:

Investments in equity securities

Investments in equity securities include shares in publicly traded companies listed on a stock exchange. The fair value of investments in equity securities is determined based on a market approach reflecting the closing price of each particular security at the consolidated balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore are classified within Level 1 of the fair value hierarchy.

Warrant investments and Warrant liability

The valuation technique used to measure the warrant investments and liability is the Black-Scholes option pricing model. Such pricing models include inputs other quoted prices which are observable such as implied volatilities, and therefore are classified within Level 2 of the fair value hierarchy.

Investments in equity securities – privately held

The fair value of the privately held equity securities is determined using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis; and pricing models. As the inputs are not observable, the investment in equity securities which are privately held are classified as Level 3 of the fair value hierarchy.

19. RELATED PARTY TRANSACTIONS

Related party transactions are measured at the exchange amount which is the consideration agreed to between the parties.

The Company entered into contracts with wholly-owned subsidiaries of Gekko Systems, a global mineral processing and equipment company. The total expense was $6 and $11 during the three and nine months ended September 30, 2021 (three and nine months ended September 30, 2020 - $17 and $123). Ms. Elizabeth Lewis-Gray, a member of the Company’s Board of Directors, is the Co-founder and Chair of Gekko Systems.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

20. CONTINGENCIES

On August 16, 2021, International Royalty Corporation (“IRC”) filed a notice of action against Newmont Canada Corporation, Newmont Corporation, Newmont Canada FN Holdings ULC (collectively referred to herein as “Newmont”) and Kirkland Lake Gold Inc., on a joint and several basis. The action was filed in the Supreme Court of Nova Scotia. The plaintiff alleges that Newmont and Kirkland Lake Gold Inc., a wholly-owned subsidiary of the Company, have conducted their affairs in a manner that is oppressive or unfairly prejudicial to IRC by depriving IRC of certain royalty payments. The Company believes that the claim is without merit and intends to defend the action vigorously. No amounts have been recorded for any potential liability and the Company believes that the likelihood of loss is undeterminable at this time.

Between June 29, 2020 and July 17, 2020, two putative class action complaints were filed by purported shareholders of the Company in the United States against the Company and Anthony Makuch, President and Chief Executive Officer. The complaints allege that during the period from January 8, 2018 and November 25, 2019, the defendants violated the United States securities laws by misrepresenting or failing to disclose material information regarding the acquisition of Detour Gold Corporation (“Detour”). Both actions were filed in the United States District Court for the Southern District of New York (the “Court”). Following motions filed by both individual complainants, the Court entered an order on September 24, 2020 appointing one lead plaintiff and one lead counsel. In November 2020, the lead plaintiff filed its amended complaint against the Company, Anthony Makuch and Eric Sprott. On January 22, 2021, the Company filed its motion to dismiss. On September 30, 2021, the Court dismissed several of the plaintiff’s claims against the Company. The Company continues to believe that the one outstanding claim is without merit and intends to defend the action vigorously. No amounts have been recorded for any potential liability arising from any of the proposed class actions. The Company believes that the likelihood of loss is undeterminable at this time.

KIRKLAND LAKE GOLD LTD.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(unaudited - stated in thousands of United States Dollars, except per share amounts and number of shares, warrants, stock options, share based liability units and equity based instrument units)

21. MERGER OF EQUALS AGREEMENT WITH AGNICO EAGLE MINES LIMITED

On September 28, 2021, the Company and Agnico Eagle Mines Limited (“Agnico Eagle”) announced that the two companies had entered into an agreement to combine in a merger of equals (the “Merger”), with the combined company to continue under the name Agnico Eagle Mines Limited.

The Merger will be effected by way of a plan of arrangement (the “Arrangement”). At closing, all Kirkland Lake Gold common shares will be exchanged for the 0.7935 of an Agnico Eagle common share, for each Kirkland Lake Gold common share held, with existing Agnico Eagle and Kirkland Lake Gold shareholders expected to own approximately 54% and 46% of the combined company, respectively. The joint management information circular dated October 29, 2021 has been posted to the Company’s website and filed on its profile on SEDAR. The Arrangement will require the approval of at least 66 2/3% of the votes cast by the shareholders of Kirkland Lake Gold voting at a special meeting of shareholders on November 26, 2021. The issuance of shares by Agnico Eagle under the Merger is subject to the approval of a simple majority of votes cast by Agnico Eagle shareholders at a special meeting of shareholders, also to be held on November 26, 2021.

Canadian Competition Act approval was received on October 4, 2021. Additionally, Agnico Eagle and Kirkland Lake Gold have received relief from the Australian Securities and Investments Commission from compliance with the prospectus and secondary sale requirements of Part 6D.2 and Part 6D.3 of the Australian Corporations Act. The Merger is also subject to other closing conditions customary in transactions of this nature, including receipt of Foreign Acquisitions and Takeovers Act 1975 (Cth) (Australia), Ontario court approval and applicable stock exchange approvals. Subject to shareholder approval and the satisfaction of all other conditions, the Merger is expected to close either in December 2021 or in the first quarter of 2022.

For the three and nine month periods ended September 30, 2021, the Company recognized $989 of transaction related costs in its condensed consolidated interim statements of operations and comprehensive income.